FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of	June	2009
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.

1.	VERIZON WIRELESS CUSTOMERS WILL FLIP FOR THE NEW 3G-ENABLED BLACKBERRY PEARL FLIP SMARTPHONE	3

Document 1

FOR IMMEDIATE RELEASE	MEDIA CONTACTS:
June 4, 2009	Brenda Boyd Raney
Verizon Wireless
908.559.7518
Brenda.Raney@verizonwireless.com

Marisa Conway
Brodeur Partners (for RIM)
212.336.7509
mconway@brodeur.com

VERIZON WIRELESS CUSTOMERS WILL FLIP FOR THE NEW 3G-ENABLED BLACKBERRY PEARL FLIP SMARTPHONE

Verizon Wireless Delivers the Full Power of a BlackBerry Smartphone in a Popular Flip Design

BASKING RIDGE, N.J., and WATERLOO, Ontario – Verizon Wireless and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) announced today the BlackBerry® Pearl™ Flip 8230 smartphone will be available on the nation’s largest 3G broadband network beginning June 19. The BlackBerry Pearl Flip 8230 features the industry’s leading mobile e-mail and messaging solution combined with rich multimedia capabilities and the high-speed connectivity of Verizon Wireless’ broadband network in a popular flip design.

Available color: Silver

Key features:
•	Two high-resolution color displays; the external LCD lets customers preview incoming messages without opening the handset
•	2.0 megapixel camera with zoom, flash and video recording capabilities; video recording requires a microSD™ card, which can be purchased separately
•	Large SureType® QWERTY keyboard for easy typing and dialing
•	Advanced media player for music, videos and pictures
•	microSD/SDHC card slot with support for up to 16 GB of memory per card
•	BlackBerry® Internet Service and BlackBerry® Enterprise Server support
•	Voice-activated dialing and speakerphone capabilities

Lifestyle features:

•	Easy mobile access to Facebook®, MySpace and Flickr®, as well as popular instant messaging services (e.g. Yahoo!® IM, AIM®, Google Talk and Windows Live Messenger™)
•

Support for BlackBerry App World™, featuring a broad and growing catalog of third-party mobile applications developed specifically for the BlackBerry Pearl Flip. Categories include games, entertainment, social networking and sharing, news and weather, productivity and much more

•

BlackBerry® Media Sync allows for easy syncing of music collections to the BlackBerry Pearl Flip (certain music files may not be supported, including files that contain digital rights management technologies)

•	Visual Voice Mail to help customers prioritize their messages
•

VZ NavigatorSM-capable, which means customers get audible turn-by-turn directions to more than 15 million points of interest; customers can also get directions to any address in the U.S. and share the directions with others

Pricing and availability:

•

The BlackBerry Pearl Flip 8230 smartphone will be $129.99 after a $70 mail-in rebate with a new two-year customer agreement. Customers will receive the rebate in the form of a debit card; upon receipt, customers may use the card as cash anywhere debit cards are accepted.

•	VZ Navigator is available for $9.99 monthly access, and Visual Voice Mail is available for $2.99 monthly access. Other charges may apply when downloading or using applications.
•

Customers can purchase the BlackBerry Pearl Flip 8230 online and in Verizon Wireless Communications Stores. For additional information on any Verizon Wireless products and services, visit a Verizon Wireless Communications Store, call 1-800-2 JOIN IN or go online to www.verizonwireless.com. Business customers can contact their Verizon Wireless Business Sales Representatives at 1-800-VZW-4BIZ.

# # #

(EDITOR’S NOTE: High-resolution images of the BlackBerry Pearl Flip 8230 smartphone are available in Verizon Wireless’ Multimedia Library at www.verizonwireless.com/multimedia. A complete list of handset features is available at www.blackberry.com/blackberrypearl.)

About Verizon Wireless

Verizon Wireless operates the nation’s most reliable and largest wireless voice and data network, serving more than 86.6 million customers. Headquartered in Basking Ridge, N.J., with more than 86,000 employees nationwide, Verizon Wireless is a joint venture of Verizon Communications (NYSE: VZ) and Vodafone (NYSE and LSE: VOD). For more information, visit www.verizonwireless.com. To preview and request broadcast-quality video footage and high-resolution stills of Verizon Wireless operations, log on to the Verizon Wireless Multimedia Library at www.verizonwireless.com/multimedia.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone,

SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights, and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. RIM has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry, Research In Motion and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	June 4, 2009	By:	/s/ Edel Ebbs
(Signature)
Edel Ebbs Vice President, Investor Relations